December 13, 2023

VIA EDGAR TRANSMISSION

Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Mason Capital Fund Trust, File Nos. 333-270294 and 811-23853 (the “Registrant”)

Dear Ms. Browning:

On July 25, 2023, the Registrant filed an amended registration statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Fundamentals First ETF (the “Fund”). On November 17, 2023 and December 8, 2023, you provided comments via telephone to Zeynep Kart with respect to the registration statement as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1.	In your response to Comment 1 in the October 30 2023 Response Letter (“Response Letter”), you specified the type of issuers the Fund will invest in. Please also specify the types of notes the fund will use (e.g. promissory notes, unsecured notes, etc.) and disclose the intended risks of the specific commercial notes applicable to the Fund’s principal investment strategies.

Response.	The sentence has been revised to the following:

With respect to fixed income securities, (1) the Fund may invest in (domestic and foreign corporate bonds and notes, (including commercial notes, unsecured promissory notes and variable rate notes) issued by domestic and foreign corporate issuers; (2) U.S. Treasury bills, notes and bonds ~~securities, and;~~ and (3) money market instruments including money market funds.

Kimberly A. Browning

December 13, 2023

The following Item 4 risk disclosures have been added:

Commercial Notes Risk. Commercial notes are subject to interest rate and credit risks. Commercial notes are generally unsecured which subjects the Fund to potentially greater losses than the holder of a secured instrument in the event the issuer defaults.

Variable Rate Notes Risk. The market prices of notes with variable interest rates are generally less sensitive to interest rate changes than are the market prices of instruments with fixed interest rates. Variable rate notes may decline in value if market interest rates or interest rates paid by such instruments do not move as expected.

The following Item 9 strategy disclosures have been added:

Commercial notes are unsecured promissory notes issued by corporations primarily to finance short-term credit needs. Certain commercial notes may have floating or variable rates and may contain options, exercisable by either the buyer or the seller, that extend or shorten the maturity of the note.

The following Item 9 risk disclosures have been added:

Commercial Notes Risk. Commercial notes are subject to interest rate and credit risks. Commercial notes are generally unsecured. If the issuer of a commercial note defaults, the Fund will be a general creditor and will not have any rights to any specific assets of the issuer, potentially subjecting the Fund to greater losses than the holder of a secured instrument.

Variable Rate Notes Risk. The market prices of notes with variable interest rates are generally less sensitive to interest rate changes than are the market prices of instruments with fixed interest rates. Variable rate notes may decline in value if market interest rates or interest rates paid by such instruments do not move as expected. Conversely, variable rate notes will not generally rise in value if market interest rates decline. Thus, investing in variable notes generally allows less opportunity for capital appreciation and depreciation than investing in instruments with a fixed interest rate.

Kimberly A. Browning

December 13, 2023

Comment 2.	Please revise the third sentence in the second paragraph (“Such fixed income holdings may be of any maturity, duration or credit rating, including high-yield bonds (also known as “junk bonds””) to clarify that all fixed income holdings may be of any maturity, duration or credit rating, including high yield bonds.

Response.	The sentence has been revised as follows:

~~Such~~ Fixed income holdings may be of any maturity, duration or credit rating, including high-yield bonds (also known as “junk bonds”).

Comment 3.	Please reconcile the Item 2 and Item 4 risk disclosures regarding equity securities. Please confirm whether the Fund will invest in only common stocks and ADRs or if the Fund will also invest in equity securities beyond the two listed. The Staff has no objections to specifying the equity securities in the Item 9 disclosures, but the Item 2 and Item 4 disclosures need to be reconciled. If the Fund will invest in other equity securities, but primarily invest in common stocks and ADRs, please revise Item 4 disclosure accordingly. Additionally, please confirm whether the Fund has an allocation policy with respect to the equity securities.

Response. The Fund confirms that it will only invest in common stocks and ADRs as principal investment strategies and no other equity securities.

The following risk disclosure has been revised as follows:

Item 4

Equity Risk. ~~Equity securities, such as~~ Common stocks and ADRs may decline in value because of changes in the price of a particular holding or a broad stock market decline. Common stock ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of ~~an equity security~~ a common stock or ADR may decline for a number of reasons that directly relate to the issuer of a security or broader economic or market events including changes in interest rates.

Item 9

Equity Risk. ~~Equity securities, such as~~ Common stocks and sponsored and unsponsored ADRs may decline in value because of changes in the price of a particular holding or a broad stock market decline. Common stock ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of a ~~security~~ common stock or ADR may decline for a number of reasons that directly relate to the issuer of a security or broader economic or market events including changes in interest rates. The common stocks and ADRS held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value, resulting in losses to the Fund.

Kimberly A. Browning

December 13, 2023

Comment 4.	In the Item 4 summary, please specify the types of U.S. Securities the Fund will invest in, such as Treasury bills, Treasury notes, Treasury bonds, etc. The Staff has no objection to adding the level of specificity in Item 9.

Response. The disclosure has been revised as follows:

With respect to fixed income securities, (1) the Fund may invest in (domestic and foreign corporate bonds and notes, (including commercial notes, unsecured promissory notes and variable rate notes) issued by domestic and foreign corporate issuers; (2) U.S. Treasury bills, notes and bonds ~~securities, and;~~ and (3) money market instruments including money market funds.

Comment 5.	Please provide a brief definition and clarification of “fundamentals first” as used in the Fund’s name. The language provided (“The Fund is named “Fundamentals First” because the advisor emphasizes fundamental investment research and analysis in managing the Fund.”) is insufficient as a reasonable shareholder may not understand what “fundamental investment research and analysis” is. Please clarify.

Response. The Registrant added the following clarification to the definition of “fundamentals first”:

The Fund is named “Fundamentals First” because the advisor emphasizes fundamental investment research and analysis in managing the Fund. Fundamental analysis measures a security’s intrinsic value by examining related economic and financial factors, as well as market conditions. In conducting its own fundamental research on securities, the Advisor considers company filings and press releases, industry data and its own interviews with company management. The Advisor seeks to invest in companies which it believes have strong management that is focused on delivering shareholder value. The Advisor uses its fundamental analysis process to select investments for the long-term with relatively low turnover. As a long-term investor, the Advisor considers itself to be an “owner” of a company rather than a short-term trader.

Kimberly A. Browning

December 13, 2023

Comment 6.	The last sentence of the “Temporary Investments” risk disclosure under the “Principal Investments Risk” heading is not a part of the Fund’s principal investment strategies. Please considering deleting the sentence or providing additional clarification to the sentence and explain how it relates to the Fund’s investment strategies.

Response.	The disclosure has been revised as follows:

Temporary Investments. To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers' acceptances, and U.S. Government securities. While the Fund is in a defensive position, the Fund may not achieve its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds' advisory fees and operational fees. ~~The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.~~

Taxes on Distributions

Comment 7.	In your response to Comment 4 in the Response Letter, you provided disclosure regarding return of capital in the SAI. If appropriate, please include the risk disclosure to Item 4 of the prospectus.

Response.	The Registrant does not consider return of capital risk to be a principal risk of the Fund. Accordingly, no disclosure has been included in Items 4 and 9 of the Prospectus or in the SAI.

Advisor’s Prior Related Performance Information

Comment 8.	Please revise the heading of the tables to “Composite Average Annual Total Returns.”

Kimberly A. Browning

December 13, 2023

Response.	The Registrant has revised the heading of the table to “Composite Average Annual Total Returns.

Shareholder Actions

Comment 9.	Please revise the section to clarify that if a claim is not brought under federal law, it cannot be contemplated in federal court. Additionally, please revise the Amended Agreement and Declaration of Trust to reflect the same.

Response.	The Registrant has revised the first paragraph under the “Shareholder Actions” section to the following:

With the exception of any claims under the federal laws, any legal suit, action, or proceeding arising out of or relating to the Fund’s Declaration of Trust and the transactions contemplated thereby, as well as the Fund’s By-Laws and the transactions contemplated thereby, shall be instituted in ~~the federal courts of the United States of America or~~ the courts of the State of Massachusetts in each case located in the City of Boston and County of Suffolk, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Any claim under the federal laws, including federal securities laws, shall be instituted in the federal courts of the United States of America. As a result, shareholders may have to bring suit in an inconvenient and less favorable forum. There is question regarding the enforceability of this provision since the Securities Act of 1933 and the Investment Company Act of l940 permit shareholders to bring claims arising from these Acts in both state and federal courts.

The Registrant has revised the second paragraph under Section 6.1 of Article VI of the Amended Agreement and Declaration of Trust to the following:

With the exception of any claims under the federal laws, including federal securities laws, any legal suit, action, or proceeding arising out of or relating to this Declaration of Trust and the transactions contemplated hereby, as well as the By-Laws and the transactions contemplated thereby, shall be instituted in ~~the federal courts of the United States of America or~~ the courts of the State of Massachusetts in each case located in the City of Boston and County of Suffolk, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Any claim under the federal laws, including federal securities laws, shall be instituted in the federal courts of the United States of America. As a result, shareholders may have to bring suit in an inconvenient and less favorable forum. There is question regarding the enforceability of this provision since the Securities Act of 1933 and the Investment Company Act of l940 permit shareholders to bring claims arising from these Acts in both state and federal courts. The parties irrevocably and unconditionally waive any objection to venue of any suit, action, or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

Kimberly A. Browning

December 13, 2023

Statement of Additional Information

Code of Ethics

Comment 10.	Item 17(e) of Form N-1A requires a brief statement disclosing whether the Fund, its investment adviser and principal underwriter have adopted codes of ethics under Rule 17j-1of the Investment Company Act of 1940 and whether the codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. The joint code of ethics provided by the Registrant does not address securities beyond those held by the investment adviser (Section 1.4(a) of the joint code of ethics filed on September 26, 2023). Please consider whether the code of ethics will address securities beyond those held by the investment adviser and revise accordingly. Please see Item 17(e) of Form N-1A. See also, Rule 17j-1 under the 1940 Act. Additionally, please revise the joint code of ethics to incorporate the Fund or Trust.

Response.	The second paragraph of section 1.4A of the Code of Ethics has been revised as follows (italics added for emphasis):

The Firm does not restrict any employee, officer or director of the Firm from purchasing or selling the same securities as those that may be purchased or sold for Client’s accounts (including any Fund), except as noted herein, provided all purchases and sales are completed at least two days prior to or two days after those made on behalf of the Client’s account, unless such trades are completed simultaneous with those made on behalf of Client accounts and then are allocated pro-rata as to quantity and evenly as to price, provided the transactions for both the Clients and Firm personnel are executed by the same brokerage firm. If the same broker is not used for both the Client’s and Firm member’s account, then the trade for the Firm member must take place at least two days before or two days after the full execution of the Client’s transaction.

The first paragraph under the “Code of Ethics” heading in the SAI has been revised to the following:

Kimberly A. Browning

December 13, 2023

The Trust and Advisor have each adopted a joint code of ethics (the “Code”) under Rule 17j-1 under the 1940 Act that governs the personal securities transactions of their board members, officers and employees who may have access to current trading information of the Trust. Under the Code, the Trustees are permitted, subject to the Code, to invest in securities, including securities that may ~~also~~ be purchased or held by the Fund~~, and the advisor’s personnel and interested trustees must have written pre-approval of an report any proposed securities transactions.~~

Comment 11.	Please add a heading above the first table under “Trustee Qualifications” to clarify that only independent trustees are listed.

Response.	The registrant added the following heading to the chart: “Independent Trustees”

Part C

Comment 12.	Please update Item 30 to reflect the required disclosures in Section 461(c) under the Securities Act of 1933 and Section 17(h) and (i) under the 1940 Act. Specifically, if accurate, please disclose that “nothing in the Agreement and Declaration of Trust indemnifies, holds harmless or protects any officer or trustee against liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office” and that “nothing in the investment advisory agreement and underwriter agreement, indemnifies, holds harmless or protects any adviser and underwriter against liability to the Trust or any shareholder to which the adviser and underwriter would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of such adviser’s and underwriter’s reckless disregard of its obligation and duties under such agreement.” Additionally, revise the indemnification disclosure in the Trust’s Declaration of Trust to mirror the language included in Section 461(c) under the Securities Act of 1933 and Section 17(h) and (i) under the 1940 Act.

Response.	The Registrant confirms that Section 6.5 of the Amended Agreement and Declaration of Trust includes the language reflected in Section 17(h) under the 1940 Act. Additionally, Item 30 of the Part C has been revised to the following:

Generally, certain of the agreements with the Trust, or related to the Trust (as set forth below), provide indemnification of the Trust’s Trustees, officers, the underwriter, and certain Trust affiliates. The details of these sources of indemnification follow:

Kimberly A. Browning

December 13, 2023

Pursuant to Section 6.5 of the Agreement and Declaration of Trust (the "Declaration"), every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise ("Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided under the Declaration to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Nothing in the Declaration indemnifies, holds harmless or protects any officer or trustee against liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Pursuant to the Distribution Agreement between the Trust and Quasar Distributors, LLC, the Trust’s distributor and underwriter, (the “Distributor”), the Trust agrees to indemnify and hold harmless the Distributor, its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (any of the Distributor, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Distributor Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) (“Losses”) that a Distributor Indemnitee may incur arising out of or based upon: (i) Distributor serving as distributor for the Trust pursuant to this Agreement; (ii) the allegation of any wrongful act of the Trust or any of its directors, officers, employees or affiliates in connection with its duties and responsibilities in this Agreement; (iii) any claim that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, Marketing Materials and advertisements specifically approved by the Trust and Investment Adviser or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, Statement of Additional Information and product description, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law; (iv) the breach by the Trust of any obligation, representation or warranty contained in this Agreement; or (v) the Trust’s failure to comply in any material respect with applicable securities laws.

Kimberly A. Browning

December 13, 2023

Pursuant to the Distribution Agreement between the Trust and Quasar Distributors, LLC, the Trust’s distributor and underwriter, (the “Distributor”), the Distributor agrees to indemnify and hold harmless the Trust and each of its Trustees and officers and any person who controls the Trust within the meaning of Section 15 of the 1933 Act (for purposes of this paragraph, the Trust and each of its Trustees and officers and its controlling persons are collectively referred to as the “Trust Indemnitees”) against any Losses arising out of or based upon (i) the allegation of any wrongful act of the Distributor or any of its directors, officers, employees or affiliates in connection with its activities as Distributor pursuant to this Agreement; (ii) the breach of any obligation, representation or warranty contained in this Agreement by the Distributor; (iii) the Distributor’s failure to comply in any material respect with applicable securities laws, including applicable FINRA regulations; or (iv) any allegation that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, any information or materials relating to the Funds (as described in section 3(g)) or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with information furnished to the Trust, in writing, by the Distributor.

Kimberly A. Browning

December 13, 2023

Pursuant to an Investment Advisory Agreement between Mason Capital Partners (the “Adviser”) and the Trust, the Trust agrees to indemnify and hold harmless the Adviser, its directors, officers, employees, shareholders, members, agents, control persons or affiliates of any thereof against any liability for, or any damages, expenses or losses incurred by the Trust in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under, or payments made pursuant to, the agreement or any other matter to which this agreement relates.

Nothing in the Investment Advisory Agreement and Distribution Agreement, indemnifies, holds harmless or protects any adviser and underwriter against liability to the Trust or any shareholder to which the adviser and underwriter would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of such adviser’s and underwriter’s reckless disregard of its obligation and duties under such agreement.

Comment 13.	Please ensure that Item 28 includes hyperlinks for the exhibits incorporated by reference, including the footnotes.

Response.	The Registrant confirms that it will hyperlink the exhibits incorporated by reference, including the footnotes.

Comment 14.	Please clarify if the SAI is incorporated by reference in Item 31.

Response.	The Registrant has revised the first sentence under Item 31 to the following:

See “Management” in the Statement of Additional Information, incorporated herein by reference.

Comment 15.	Please add the Form ADV file number to Item 31.

Response.	The Registrant has revised the second sentence under Item 31 to the following:

Information as to the directors and officers of the Adviser is included in its Form ADV (File Number: 801-11877) filed with the SEC and is incorporated herein by reference thereto.

Kimberly A. Browning

December 13, 2023

Comment 16.	Please explain why Item 35 is not applicable. Please confirm that the Registrant is not relying on Section 14(a)(3) of the Securities Act of 1933 because the Fund has already raised its initial capital. Please reference the pre-effective amendment number the audit seed capital balance sheet was filed. Otherwise, please revise accordingly per Item 35 of Form N-1A.

Response.	The Registrant confirms that the Fund is not relying on Section 14(a)(3) of the Securities Act of 1933 because it already received the initial capital. The audit of the seed capital was filed with pre-effective amendment no. 2 filed on September 26, 2023.

Comment 17.	Please revise Section 14(b) of the Investment Advisory Agreement to track the language of Rule 17(i) of the 1940 Act.

Response.	Section 14(b) of the Investment Advisory Agreement has been revised to the following:

The Trust shall indemnify, defend and protect the Adviser (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its general partner or managing member, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Adviser Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Adviser Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Trust or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Trust. Notwithstanding the provisions of Section 14(a) to the contrary, nothing in the Investment Advisory Agreement indemnifies, holds harmless or protects the Adviser against liability to the Trust or any shareholder to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of such Adviser’s reckless disregard of its obligation and duties under such agreement. ~~nothing contained herein shall protect or be deemed to protect the Adviser Indemnified Parties against or entitle or be deemed to entitle the Adviser Indemnified Parties to indemnification in respect of, any liability to the Trust or its security holders to which the Adviser Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the 1940 Act and any interpretations or guidance by the SEC or its staff thereunder).~~

Kimberly A. Browning

December 13, 2023

Comment 18.	Please revise Section 6.1 of Article VI of the Amended Agreement and Declaration of Trust to reflect changes made under the “Shareholder Actions” heading in the SAI.

Response.	The Registrant refers to its response to Comment 7.

Comment 19.	Please ensure that all exhibits listed are in their final form in the next pre-effective amendment filing.

Response.	The Registrant confirms that the final forms of all the exhibits are filed.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla